Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

December 12, 2022

Re:	Oculis Holding AG
Registration Statement on Form F-4
Filed November 7, 2022
File No. 333-268201

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Li Xiao
Daniel Gordon
Daniel Crawford
Ada D. Sarmento

Ladies and Gentlemen:

On behalf of our client, Oculis Holding AG, (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Registration Statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated December 2, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement on Form F-4 (“Amendment No. 1”) together with this response letter. Amendment No. 1 also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1.

Registration Statement on Form F-4 Filed November 7, 2022

What equity stake will the current holders of public shares of EBAC . . . , page 18

1.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 18 and 19 of Amendment No. 1.

Risk Factors, page 59

2.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 47, 137 and 370 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 176

3.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 18-20 of Amendment No. 1 to show a range of redemption scenarios and the potential impact of redemptions on the per share value of the shares owned by the non-redeeming shareholders.

Unaudited Pro Forma Condensed Combined Financial Information, page 176

4.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 18-20 in the same table used for the response to Comment 3 to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination.

Unaudited Pro Forma Condensed Combined Financial Information, page 176

5.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 18-20 in the same table used for the response to Comment 3 to disclose the effective underwriting fee on a percentage basis for shares at each redemption level.

Unaudited Pro forma Condensed Combined Statement of Financial Position as of June 30, 2022, page 181

6.

With respect to the 4,251,595 Public Warrants and 151,699 Private Warrants issued by EBAC in connection with its IPO, please tell us whether you anticipate any change in classification between liabilities and equity upon consummation of the business combination. If so, please revise your pro forma financial statements accordingly.

Response:	The Company respectfully advises the Staff that it does not expect any change in classification of 4,251,595 Public Warrants and 151,699 Private Warrants between liabilities and equity upon consummation of the business combination and that the warrants will continue to be classified as liabilities. The Company has revised the disclosure on page 182 in response to the Staff’s comment.

Unaudited Pro forma Condensed Combined Statement of Operations for the Year Ended December 31, 2021, page 184

7.

In Note 4 related party transaction of EBAC financial statement at page F-15, you disclosed EBAC founder shares are subject to share based compensation accounting upon occurrence of a business combination as a performance condition under ASC 718. Please tell us whether you anticipate such accounting under IFRS as issued by the IASB. If so, please revise your pro forma financial statements accordingly.

Response:	The Company respectfully advises the Staff that while the EBAC founder shares could be compensatory and therefore within the scope of IFRS 2, the Company did not specifically address the accounting as the Company believes the resulting accounting would not have an impact on the pro forma financial information. Two factors were considered by the Company in making this determination. The Company respectfully notes that the Business Combination is depicted as a capital reorganization (with a contemporaneous listing), or capital raise, rather than a business combination in accordance with IFRS 3; accordingly, the Company concluded that including a pro forma adjustment to reflect a potential charge pursuant to IFRS 2 for the executives of the acquired entity, while consistent with pro forma treatment that would be accorded a business combination between two operating companies, is inconsistent with the transaction accounting under IFRS for a capital raising transaction (which would generally not be expected to generate any impact under IFRS other than the balance sheet recognition of proceeds to the issuer, net of the related costs). Additionally, the Company respectfully considered that the EBAC founder shares are also inherently reflected in the derivation of (and are arguably the primary driver of) the listing charge calculated in accordance with IFRS 2 upon consummation of the Business Combination. Accordingly, the Company also believes that recognition of a charge pursuant to IFRS 2 for the initial issuance/transfer of those shares pursuant to IFRS 2 would effectively recognize the same economic transfer or sacrifice twice in the pro forma income statement for the year ended December 31, 2021, which the Company concluded would neither be appropriate nor accretive to investors’ decision-making processes.

Business of Oculis and Certain Information about Oculis, page 193

8.

We note several statements that if your product candidates were approved today, they would be the first and only such treatment for certain indications. These statements are speculative and are inappropriate given the length of time and uncertainty with respect to securing marketing approval. If your intention is to convey your belief that your product candidates utilize a novel technology or approach, you may discuss how your technology differs from technology used by competitors or that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that your product candidates have been proven effective or will receive regulatory approval.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 198, 202, 203 and 204 of Amendment No. 1.

Company Overview, page 193

9.	Please revise where appropriate to provide the data and assumptions relied on for your estimated indication populations and estimated addressable market of your product candidates for each indication.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 198 and 199 of Amendment No. 1.

Company Overview, page 193

10.

We note the inclusion of the glaucoma, geographic atrophy, diabetic retinopathy, and neurotrophic keratitis indications for OCS-05, and the OCS-03 and OCS-04 programs in your pipeline table on page 193. Please explain why each program is sufficiently material to your business to warrant inclusion in your pipeline table and revise to provide additional disclosure about these programs in your Business of Oculis and Certain Information about Oculis section including, without limitation, the current status of program development and future development plans. Alternatively, remove the programs from your pipeline table.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 217 and 218 of Amendment No. 1.

Company Overview, page 193

11.	Given the early stage and lack of disclosure regarding the undisclosed product candidate, please remove the undisclosed product candidate row from the pipeline table.

Response:	The Company acknowledges the Staff’s comment and has revised the pipeline table on page 197 of Amendment No. 1.

Company Overview, page 193

12.

Please revise your statements on pages 194 and 204 that topical ocular administration of OCS-02 showed efficacy as efficacy determinations are solely within the authority of the FDA or similar regulatory body. You may provide a summary of the objective data from your trials without including conclusions related to efficacy. Similarly, please revise the statement on page 196 that you are conducting a Phase 3 clinical trial of OCS-01 to “confirm its efficacy” in treating inflammation and pain following ocular surgery and remove the reference to “positive” Phase 2 clinical trial results achieved with OCS-01 in treating DME on page 201.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 199, 201, 206 and 209 of Amendment No. 1.

Company Overview, page 193

13.

We note your disclosure on page 82 that OCS-05 has been subject to a clinical hold by the FDA since 2016. Please revise your discussion of OCS-05 on pages 193, 195 and 208, and your pipeline table to discuss the clinical hold and the steps that you must take to clear the hold. Please also include in your discussion the fact that if you are unable to clear the clinical hold, OCS-05 may not receive clearance from the FDA to proceed with human clinical trials, may never receive regulatory approval from the FDA, and you may be unable to market and commercialize OCS-05 in the United States.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 52, 85, 197, 200 and 214 of Amendment No. 1.

Our Executive Management Team, page 195

14.

Please limit the disclosure of specific investors to those identified in the Principal Shareholder table on page 320. Additionally, indicate that prospective investors should not rely on the named investors’ investment decision, that these investors may have different risk tolerances and that the investors acquired their shares at a significant discount to the market price, if true.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 200 of Amendment No. 1.

Our clinical development candidates, page 197

15.	Please revise to disclose the jurisdiction of your DIAMOND trial.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 203 of Amendment No. 1.

Our clinical development candidates, page 197

16.	Please revise page 199 to provide the basis for your belief that approximately 40% of patients have a suboptimal response to therapy after 12 weeks of anti-VEGF treatment.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 204 of Amendment No. 1.

Material Licenses, Partnerships and Collaborations, page 211

17.

Please revise your disclosure of the tiered royalties percentage for both license agreements to further define a “low double-digit percentage” to a range within 10% percentage points of mid-single digit. Please also revise the disclosure of the royalty term for both agreements to specify the number of years following the first commercial sale that royalties are payable.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 218, 219, 257 and 258 of Amendment No. 1.

Oculis Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations – Research and Development Expenses, page 242

18.

Please revise to further disclose the costs incurred on each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 245 and 246 of Amendment No. 1 stating that it does not track research and development costs by project.

The Company respectfully advises the Staff that the Company has, since inception, pursued a number of early-stage research and development projects that, at any given time, involve employees, manufacturing, infrastructure and other internal resources that are not directly tied to a specific product candidate, until such product candidate reaches the clinical trial stage. The Company has historically tracked its research and development costs under its various programs on an aggregate basis and not on a project-by-project basis. Its considerations for doing so are as follows:

•  the Company is a clinical-stage company and recently progressed to have multiple product candidates in late-stage clinical trials.

•  the Company uses cash flow as the primary measure to manage its business and the Company’s management historically has received and reviewed its results of operations as a whole and not on a project-by-project basis when making decisions about allocating resources and assessing performance of the Company’s ability to operate; and

•  for accounting purposes, the Company reports its development programs on an aggregate basis.

Background of the Business Combination, page 349

19.

Please revise to provide additional detail of how EBAC eliminated the six potential targets other than Oculis from consideration. For example, without limitation, disclose who initiated discussions with each target, describe the negotiations, including when they started and ended, the reasons negotiations ceased, and describe each target’s business.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 360 and 361 of Amendment No. 1.

Oculis SA Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 Note 8. Intangible Assets, page F-63

20.

Here you disclose that Oculis recognized CHF 4,025 thousand as the license was partially acquired from Novartis in a share-based compensation transaction completed in 2019 which increased the amount of share premium for the corresponding value. Please expand your disclosures to describe the share-based compensation transaction and how you have arrived at the CHF 4,025 thousand valuation from that transaction.

Response:

The Company respectfully advises the Staff that it considered the disclosure requirements of IFRS 2, Share based payments, most notably IFRS 2.46, which requires that an entity disclose information that “enables users of the financial statements to understand how the fair value of the goods or services received…during the period was determined”, and concluded that those disclosure requirements were no longer relevant to its consolidated financial statements as of and for the years ended December 31, 2021 and 2020 as the license was acquired in 2019. In addition, the Company also considered the disclosure requirements in other standards (i.e. IAS 38, Intangible assets) and concluded that none of them require disclosure on an ongoing basis for transactions consummated in prior periods. Those requirements (or lack thereof) notwithstanding, the Company decided to retain a brief description of the transaction to provide certain background information and context for the origin of its intangible asset to the users of its financial statements.

For the staff’s information, the Company accounted for the share-based payment made to acquire the license in accordance with IFRS 2.10, which requires that an entity “measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably.” The Company concluded that the fair value of the good received was reliably estimable. Accordingly, the Company determined the fair value of the license using a discounted cash flow model. The key assumptions used in the valuation model in accordance with an income approach included observable and unobservable key inputs as follows:

•  Anticipated development costs;

•  Anticipated cost of goods sold, and sales, marketing and general costs;

•  Probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks;

•  Relevant commercial assumptions, expected patent life and market exclusivity periods; and

•  Other metrics such as the tax rate and estimated working capital.

The Company’s valuation model calculated the net cash flows through the projected period of market exclusivity across target sales regions and discounted those cash flows at a rate of 15%, based on the estimated weighted average cost of capital for the Company over the forecast period.

Beneficial Ownership of New Parent Securities, page 319

21.

Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by certain funds managed by Pivotal Partners, Brunnur vaxtarsjóður slhf. and BEYEOTECH.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 331 and 332 of Amendment No. 1.

Intellectual Property, page 214

22.	We note your disclosure in this section regarding granted patents in foreign jurisdictions. Please revise to identify the material foreign jurisdictions for each granted patent.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 221 through 223 of Amendment No. 1.

General

23.

We note your disclosure that a number of financial institutions have acted as advisors in connection with the Business Combination and PIPE Financing or as underwriters for the EBAC SPAC IPO. We also note press reports that certain financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from any of the firms advising on the business combination transaction about them ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to such firms for the SPAC’s initial public offering.

Response:	The Company respectfully advises the Staff that as of the date of this response letter neither it nor EBAC nor Oculis has received notice from Credit Suisse, BofA Securities, Kempen, SVB Securities and Arctica about any of them ceasing involvement in the Business Combination and/or the PIPE Financing and has revised the disclosure on page 353 of Amendment No. 1 to reflect this. To the extent any of such advisors withdraw from their involvement in the Business Combination prior to the consummation of the Business Combination, EBAC and Oculis will notify their respective shareholders in a manner reasonably calculated to inform them about the withdrawal and its impact on the transaction, if material and as may be required by law, by amending or supplementing the proxy statement/prospectus, as applicable. If such advisors resign or withdraw from the Business Combination and waive their fees in whole or in part, the amount of cash remaining on the balance sheet at the consummation of the Business Combination would be increased by a commensurate amount as noted on page 353 of Amendment No. 1.

General

24.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that Sponsor is controlled by, and has substantial ties with, non-U.S. persons, but the Company does not believe that any of the facts or relationships with respect to the Business Combination would subject the proposed Business Combination to regulatory review by a U.S. government entity or authority, including review by CFIUS. Accordingly, the Company has revised the disclosure on pages 145 and 146 of Amendment No. 1.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal
Derek Dostal

cc	Eduardo Bravo Fernandez de Araoz, Principal Executive Officer
Riad Sherif, Principal Financial and Accounting Officer
Michael Davis, Davis Polk & Wardwell LLP
Michal Berkner, Cooley LLP
Divakar Gupta, Cooley LLP